EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)
	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Numerator:
Net Income (loss)	$(86,071)	$(173,324)	$137,646	$(609,226)
Dividends on Series A preferred stock	(780)	(778)	(2,315)	(2,318)

Numerator for basic and diluted loss per share loss available to common shareholders	$(86,851)	$(174,102)	$135,331	$(611,544)

Denominator:
Denominator for basic loss per share-weighted average shares outstanding	13,820,396	12,812,438	13,817,578	12,157,730
Effect of dilutive securities	—	—	11,053	—
Warrants	—	—	43,758	—

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	13,820,396	12,812,438	13,872,389	12,157,730

Basic income (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.05)

Diluted income (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.05)